UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 1

Tetraphase Pharmaceuticals, Inc.

(Name of Subject Company)

Tetraphase Pharmaceuticals, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

88165N204

(CUSIP Number of Class of Securities)

Maria Stahl

Chief Business Officer and General Counsel

Tetraphase Pharmaceuticals, Inc.

480 Arsenal Way

Watertown, Massachusetts 02472

(617) 715-3600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Stuart M. Falber

Hal J. Leibowitz

Christopher D. Barnstable-Brown

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements Items 4 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Tetraphase Pharmaceuticals, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on June 12, 2020 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Toronto Transaction Corp. (“Purchaser”), a wholly owned subsidiary of Melinta Therapeutics, Inc. (“Parent”), to acquire the Company for an aggregate of $39.0 million in cash (representing consideration of $1.79 per share of Tetraphase common stock), plus contingent value rights (“CVRs”) representing the right to receive cash consideration based on the achievement of certain net sales milestones, in an aggregate amount of up to $16.0 million, upon the terms and subject to the conditions set forth in the Offer to Purchase of Parent and Purchaser dated June 12, 2020, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the disclosure set forth below at the end of the subsection entitled “Background of the Offer” as follows:

On June 19, 2020, Tetraphase received an unsolicited proposal from La Jolla Pharmaceutical Company (“La Jolla”) to acquire Tetraphase for $43.0 million in cash, plus an additional $16.0 million in cash potentially payable under contingent value rights to be issued in the transaction (the “La Jolla Proposal”), including drafts of a merger agreement, guarantee, form of contingent value rights agreement and support agreement. Under the La Jolla Proposal, the upfront cash consideration would be paid as follows: (i) $2.00 per share of Tetraphase common stock (including common stock underlying restricted stock units, performance-based stock units and pre-funded warrants), (ii) $2.68 per share of Tetraphase common stock underlying the common stock warrants issued by Tetraphase in November 2019, and (iii) $2.69 per share of Tetraphase common stock underlying the common stock warrants issued by Tetraphase in January 2020.

On June 20, 2020, the Tetraphase Board met telephonically with members of management, representatives from WilmerHale and representatives from Janney to discuss and evaluate the La Jolla Proposal. WilmerHale reviewed with the Tetraphase Board its fiduciary duties in considering the La Jolla Proposal and representatives of Janney reviewed financial aspects of the La Jolla Proposal, including the treatment of the Company’s outstanding warrants. At this meeting, the Tetraphase Board determined in good faith, after consultation with its independent financial advisors and outside legal counsel, that the unsolicited La Jolla Proposal could reasonably be expected to lead to a Superior Offer as defined in the Melinta merger agreement and that the failure to (1) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) to La Jolla and (2) engage in or otherwise participate in discussions or negotiations with La Jolla in respect of the La Jolla Proposal could reasonably be expected to be inconsistent with the fiduciary duties of the Tetraphase Board to Tetraphase’s stockholders under applicable legal requirements. Accordingly, in accordance with the Melinta merger agreement, the Tetraphase Board determined to consider the La Jolla Proposal, to enter into discussions and/or negotiations with respect to the La Jolla Proposal and, subject to an Acceptable Confidentiality Agreement, to furnish non-public information to La Jolla.

Later that day, Tetraphase provided notice to Melinta of the La Jolla Proposal and the Tetraphase Board’s determination in accordance with the Melinta merger agreement. Also on that day and into the following day, Tetraphase’s financial advisors, Janney Montgomery Scott LLC, and its legal advisors, WilmerHale, engaged in discussions with Mr. Tang and La Jolla’s legal advisors, respectively, regarding various aspects of the draft merger agreement from La Jolla. On June 21, 2020, La Jolla’s legal advisors sent a revised draft of the proposed merger agreement in respect of the La Jolla Proposal.

On June 21, 2020, the Tetraphase Board met telephonically with members of management, representatives from WilmerHale and representatives from Janney to discuss and evaluate the La Jolla Proposal. After reviewing with the Tetraphase Board its fiduciary duties in considering the La Jolla Proposal, representatives of WilmerHale reviewed Melinta’s proposed changes to the terms of the merger agreement and other transaction documents with Tetraphase Board, and representatives of Janney reviewed financial aspects of the La Jolla Proposal. At this meeting, the Tetraphase Board determined in good faith, after consultation with its independent financial advisors and outside legal counsel, that the La Jolla Proposal was a Superior Offer and that the Board intended to consider making a Company Adverse Change in Recommendation (as defined in the Melinta merger agreement) or terminating the Melinta merger agreement and that the failure to take such action could reasonably be expected to be inconsistent with the fiduciary duties of the Tetraphase Board to Tetraphase’s stockholders under applicable legal requirements. Later that day, Tetraphase orally informed Melinta of the Board’s determination and provided Melinta with a written Determination Notice (as defined in the Melinta merger agreement), as well as a copy of the La Jolla Proposal. Pursuant to the Melinta merger agreement, Melinta has until June 26, 2020 to propose revisions to the terms of the Melinta merger agreement or to make other proposals so that the La Jolla Proposal no longer constitutes a Superior Offer. On the morning of June 22, 2020, Tetraphase issued a press release and filed a Current Report on Form 8-K detailing the La Jolla Proposal and the Tetraphase Board’s determinations, and stating that the Tetraphase Board (1) continued to recommend the Offer to its stockholders, (2) was not modifying or withdrawing its recommendation with respect to the Offer, or proposing to do so, and (3) was not making any recommendation with respect to the La Jolla Proposal.

A copy of the press release issued on June 22, 2020 is attached hereto as Exhibit (a)(5)(B).

Item 9. Material to be Filed as Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding to the list of Exhibits immediately following the Exhibit listed as Exhibit (a)(5)(A) the Exhibit as follows:

(a)(5)(B)     Press Release, dated June 22, 2020.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 22, 2020

TETRAPHASE PHARMACEUTICALS, INC.

By:	/s/ Maria Stahl
Name:	Maria Stahl
Title:	Chief Business Officer and General Counsel